U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                         FREESTAR TECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   35687X-10-3
                                 (CUSIP Number)

                              D. Roger Glenn, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 21, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Heroya Investments Limited

2.   Check  the  Appropriate  Box if a  Member  of a  Group  (See Instructions):
(a)  ___________________________________________________________________________
(b)  ___________________________________________________________________________

3.  SEC Use Only:

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: Gibraltar

    Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 41,200,000

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 41,200,000

10. Shared Dispositive Power: 0

11. Aggregate Amount  Beneficially  Owned by the Reporting  Persons  (combined):
    41,200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11): 9.5%

14. Type of Reporting Person: CO

ITEM 1.  SECURITY AND ISSUER.

FreeStar Technology Corporation
Common Stock, $0.001 par value
Calle Fantino Falco
J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Heroya Investments Limited.

(b)  Suite 52 & 53 Victoria House, 26 Main Street, POB 399, Gibraltar.

(c)  Investments.

(d)  No.

(e)  No.

(f)  Gibraltar

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 10, 2002, the Issuer entered into an agreement with Heroya Investments Limited for the acquisition of privately held Rahaxi Processing Oy. On December 16, 2002, the parties to that agreement executed an amendment; under this amendment, the purchase price of $4,300,000 is to be paid in restricted common stock of the Registrant and cash as follows:

(a) The Registrant issued to Heroya on January 16, 2003 22,000,000 shares of common stock in consideration for 53.3% of Rahaxi's common stock outstanding (16 of 30 shares).

(b) The remainder of the purchase price ($2,008,100) is to be paid in cash, with payments due from February 16, 2003 to December 16, 2003.

On February 25, 2003, the parties to that agreement executed a second amendment under which the cash purchase price of $4,300,000 is to be reduced from approximately 47% to approximately 13%. Payment is to be made as follows:

(a) The Registrant has issued to Heroya 23,200,000 shares of common stock in consideration for an additional 33.3% of Rahaxi's common stock outstanding (additional 10 of 30 shares).

(b) The remainder of the cash purchase price ($552,100) is to be paid in cash, with payments due from March 10, 2003 to December 16, 2003.

On April 29, 2003, Heroya received the final payment of shares of Issuer common stock in the amount of 23,200,000.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

Additionally,  Heroya  Investments  Limited made the  following  sales of Common
Stock of Freestar Technology Corporation on the following dates for the following prices:

DATE              NUMBER OF SHARES          PRICE
April 21, 2004    25,000                    $.115
April 22, 2004    75,000                    $.115
April 23, 2004    10,000                    $.115
April 27, 2004    400,000                   $.090
April 29, 2004    135,000                   $.091
April 30, 2004    100,000                   $.100
May 3, 2004       100,000                   $.090
May 4, 2004       110,000                   $.085
May 4, 2004       100,000                   $.090
May 5, 2004       90,000                    $.095
May 5, 2004       10,000                    $.100
May 5, 2004       100,000                   $.100
May 5, 2004       100,000                   $.108
May 6, 2004       100,000                   $.100
May 6, 2004       42,000                    $.095
May 6, 2004       500,000                   $.095
May 7, 2004       12,300                    $.100
May 10, 2004      45,000                    $.085
June 29, 2004     200,000                   $.078
July 8, 2004      325,000                   $.046
July 9, 2004      375,000                   $.047
July 12, 2004     500,000                   $.054
July 14, 2004     145,700                   $.049
July 15, 2004     100,000                   $.048
July 16, 2004     25,000                    $.048
July 19, 2004     175,000                   $.042
July 20, 2004     100,000                   $.040


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Acquisition Agreement between the Registrant and Heroya Investments Limited, effective on September 10, 2002 (the following schedules have been omitted:
Schedule 1, books and records of Rahaxi; Schedule 2, draft employment agreements with Hans Turitz and Tony Horrell; and Schedule 3, list of clients introduced to Rahaxi by Heroya) (incorporated by reference to Exhibit 2 of the Form 8-K filed on September 25, 2002).

(b) Amendment 1 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated December 16, 2002 (incorporated by reference to
Exhibit 2.2 of the Form 8-K/A filed on December 24, 2002).

(c) Amendment 2 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated February 25, 2003 (incorporated by reference to
Exhibit 2.3 of the Form 8-K/A filed on February 26, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                     Heroya Investments Limited

Date: August 10, 2004

                                     By: /s/D. Roger Glenn
                                        ________________________________________
                                        D. Roger Glenn as attorney-in-fact